77M- Mergers

The Elite Income Fund, a series of The Elite Group, was reorganized with and into the Cutler Income Fund, a series of The Cutler Trust.  The Agreement and Plan of Reorganization was approved by the Board of Trustees of The Elite Group on July 20, 2012 and was approved by the shareholders of the Elite Income Fund on September 27, 2012. The transaction was completed on September 28, 2012.